Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd a/c 775245	8,053,657
HSBC Global Custody Nominee (UK) Ltd a/c 360509	1,484,315
HSBC Global Custody Nominee (UK) Ltd a/c 357206	41,890,866
HSBC Global Custody Nominee (UK) Ltd a/c 866203	1,589,000

5) Number of shares/amount of stock acquired

2,346,899

6) Percentage of issued class

0.14

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

0.5P ORDINARY SHARES

10) Date of transaction

07.10.02

11) Date company informed

09.10.02

12) Total holding following this notification

53,017,838

13) Total percentage holding of issued class following this notification

3.10%

14) Any additional information

-

15) Name of contact and telephone number for queries

TIM JACKSON
0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..10 OCTOBER 2002..